MOL Plc.
Finance

06015214

RECEIVED
2006 JUL 14 P 2: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10th July, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
JUL 18 2006
THOMSON FINANCIAL

Enclosure

▶ MOL Plc.

INVESTOR NEWS

7 July 2006

Change in name of the company at MOL

We inform our shareholders and capital market participants that the Court of Registry registered our new company name on 7th July 2006 as follows:

Name of the Company: MOL Magyar Olaj- és Gázipari Nyilvánosan Működő Részvénytársaság,
Short name: MOL Nyrt.
English name: MOL Hungarian Oil and Gas Public Limited Company,
Short name in English: MOL Plc.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

30 June 2006

Organisational and personal change in MOL

MOL Hungarian Oil and Gas Plc hereby announces that Lajos Alács will be appointed to the position of Strategy and Business Development, Executive Vice President as a successor of Michel-Marc Delcommune. From 1992 to 2000 Mr Alács was the director of MOLTRADE-Mineralimpex Plc., following he joined MOL and in 2004 he became the head of Commercial Department in the Refining and Marketing Division. As of 1 July 2006 his position at MOL reached an executive level. On 30 June 2006 he had 4,999 "A" series MOL shares and 15 MOL convertible bonds. Michel-Marc Delcommune continues his work as an advisor of the Chairman and CEO at the same time he remains the member of the Board of Directors at MOL and TVK.

The company also announces that following the sale of the gas wholesale, marketing, trading and storage businesses Sándor Fasimon, former head of the Gas business continues his work as country chairman of Russia and CIS as of 1 July 2006. In his new position he will not be considered as senior manager of MOL Plc.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

28 June 2006

MOL signed an exploration and production sharing agreement for the Block 43 located in North-Eastern Oman

MOL Hungarian Oil and Gas Plc. hereby announces that on 28 June 2006 it signed an exploration and production sharing agreement (EPSA) for an onshore block located in North-Eastern Oman.

The 15,232 square kilometre block has possible depths of gas and condensate prone target reservoirs at depths between 2000 and 4000 metres. The infrastructure is well developed, Block 43 is in the proximity of the main pipeline and two refineries are located in the neighbourhood. A pipeline crossing over the Block enables gas transfer to the close gas processing plant and condensate export facilities. The block's geological structure is in many respects similar to the Tal Block in Pakistan where MOL performs successful operation.

The planned work program is flexible; it includes 300 km 2D seismic acquisition, after which drilling is optional based on the information gained from the seismic programme. The planned exploration budget for the two years programme is USD 8-10 million with an additional USD 14-16 million if the optional exploratory well is drilled.

Zoltan Aldott, Executive Vice President responsible for Exploration and Production commented "In various geographies including Hungary and Pakistan we have already proved that we are capable to successfully explore in complex geological structures. This new concession underlines our commitment to the Middle East, which is one of our core strategic growth regions. In this context, we regard Oman as a bridge-head for further expansion in this region."

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

21 June 2006

MOL HUNGARIAN OIL AND GAS PLC UPGRADES TO A LEVEL-I ADR PROGRAM:

BUDAPEST AND NEW YORK – June 21, 2006 – (BSE: MOL) MOL Hungarian Oil and Gas Plc announces the upgrade to a Level-I American depositary receipt (ADR) from the Company's Rule 144A/Regulation S GDR programs. The Bank of New York, a global leader in securities servicing, will act as depositary bank. Under the Level-I ADR program, each MOL ADR equals one ordinary share.

MOL's CUSIP/ISIN numbers will stay the same, and the Level-I ADRs will trade on the Over-the-Counter market under the new ticker symbol "MGYOY." The Level-I ADR program will be open for deposits as of June 21, 2006.

Zsolt Hernádi Chairman-CEO of MOL, said, "The establishment of a Level-I ADR program reinforces our Company's commitment to providing our shareholders with an efficient and cost effective investment vehicle, which we have demonstrated over the more than a decade that we have maintained the
Rule 144 A / Regulation S GDR program. This upgrade to an unrestricted facility gives us the opportunity to expand our equity presence throughout the global capital markets, and provides access to MOL shares to a broader universe of investors."

About the Company:
MOL Hungarian Oil and Gas Plc is the leading integrated oil and gas group in Central and Eastern Europe, and one of the largest companies in the region in terms of sales revenues and market capitalisation. MOL is market leader in each of its core activities in Hungary and Slovakia. MOL's main objective is to provide superior levels of shareholder return by fully exploiting its market potential, by implementing a dynamic development and expansion strategy and by realizing where possible the potential for further internal efficiency improvements. MOL shares are listed on the Budapest, Luxembourg and Warsaw Stock Exchanges and they are traded on London's International Order Book and on the US OTC market.

Information on the Company's shares can be accessed on the Bloomberg under the symbols MOLD LI or MOL HB, or on Reuters under the symbol MOLBq.L or MOLB.BU.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

21 June 2006

Gazprom and MOL established a 50-50% joint project company

MOL Hungarian Oil and Gas Plc. hereby announces that on 21 June 2006 MOL and Gazprom signed a Cooperation Agreement and in line with this the two companies established a 50-50% joint project company. The aim of the company is to examine the feasibility conditions of three projects – South-European gas pipeline, regional transit routes and the related underground gas storages in Hungary – that are important for the gas supply security. This step is in line with the strategy of MOL published in November 2006, where the company indicated its intention to participate in the growing regional gas transit business.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

15 June 2006

Capital securities purchase of a MOL manager

József Molnár, GCFO of MOL bought 2 perpetual exchangeable capital securities exchangeable into "A" Series MOL Ordinary Shares each with nominal value EUR 100,000 at 96% on the Luxembourg Stock Exchange on 14 June 2006, with the assistance of Concorde Bank Ltd. as investment service provider.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

2 June 2006

Announcement on the change in influence in MOL

MOL Hungarian Oil and Gas Plc. and AllianceBernstein L.P., an investment adviser (1345 Avenue of the Americas, New York, NY 10105) hereby announces that as of May 31, 2006, due to a purchase of 10% treasury shares by MOL from APV Rt. the influence of AllianceBernstein L.P. and AXA Investment Managers, each affiliate of AXA S.A. increased to 5.47% (5,368,970 shares). Both AllianceBernstein L.P. and AXA Investment Managers manage assets for US and non-US mutual funds, separately managed pension funds, charitable foundations and other clients.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Plc.

INVESTOR NEWS

31 May, 2006

Change in influence in MOL

Pursuant to the Capital Market Act 2001. CXX MOL Hungarian Oil and Gas Company hereby informs the capital market on the following change in shareholder influence.

The Bank of New York's influence in MOL increased from 9.82% (10,704,519 shares) to 10.59% (10,383,095 shares) on 30th May 2006. The increase in influence was due to the purchase of Treasury shares (10%) by MOL. The Bank of New York acts as the issuer of the depositary receipt (secondary securities based on MOL shares) and therefore exercises ownership rights for the beneficial owner of the GDR's.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043